P.E 3-1-02
1-15012

02024549

RECD S.E.C.
MAR 2 2 2002

EXECUTION COPY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2002

PROCESSED
APR 0 1 2002
THOMSON
FINANCIAL

HANARO TELECOM, INC.
(Name of the Registrant)

Kukje Electronics Center Bldg., 24th Floor
Seocho-dong 1445-3, Seocho-ku
Seoul, Korea 137-728
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _√_ Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No _√_

HKDOCS01/76561.12

Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form 6-K:

(1) (i) a copy of a report filed with KOSDAQ and the Financial Supervisory Commission of Korea on March 21, 2002, relating to the exercise of warrants issued in conjunction with bonds on March 6, 2001, and (ii) an English summary of such report; and

(2) (i) a notice regarding certain amendments to the financial statements previously distributed to the Company's ADR holders as Attachment A in the reference material package for the 5th Annual General Meeting of Shareholders, due to reclassification of accounts, and (ii) revised non-consolidated balance sheets, statements of disposition of deficit and statements of operations.

신주인수권 행사

【주식수 및 자본금 변동】

(단위 : 원, 주, %)

	이전공시일 현재 금액/수량	증가금액/수량	증가비율	당해공시일현재 금액/수량
자본금	1,320,000,000,000	14,951,970,000	1.13	1,334,951,970,000
자본준비금	693,205,307,985	-	-	693,205,307,985
발행주식 총수	264,000,000	2,990,304	1.10	[illegible]

【일별 신주인수권행사청구 내역】

(단위 : 원, 주)

청구일자	청구권자	사채의 명칭		청구금액	행사가격	발행할 주식수	상장(협회등록) 예정일
		회차	종류				
2002년 03월 20일	KGI 증권	13	해외신주사채	1,235,700,000	5,000	247,140	2002년 03월 29일
2002년 03월 20일	Goldman Sachs INTL LDN	13	해외신주사채	1,235,700,000	5,000	247,140	2002년 03월 29일
2002년 03월 20일	CSFB. LDN	13	해외신주사채	10,008,170,000	5,000	2,001,634	2002년 03월 29일
2002년 03월 20일	신한은행	13	해외신주사채	2,471,400,000	5,000	494,280	2002년 03월 29일

【신주인수권부사채 변동】

(단위 : 원, 주)

사채의 명칭		발행할 주식수	발행금액	이전공시일 현재 미행사 잔액	이전공시일부터 당해공시일까지 행사 금액	당해공시일 현재 미행사 잔액
회차	종류					
13	해외신주사채	24,714,000	123,570,000,000	123,570,000,000	14,951,970,000	108,618,030,000

[English Translation]
March 22, 2002

Exercise of Warrants

Changes in Number of Shares & Capital Stock

(Unit: Won, share, %)

	Previous Balance	Increase	Change (%)	Balance as of now
Capital stock	1,320,000,000,000	14,951,970,000	1.13	1,334,951,970,000
Paid-in capital in excess of par value	693,205,307,985	-	-	693,205,307,985
Total number of shares outstanding	264,000,000	2,990,394	1.13	266,990,394

Details of Exercise of Warrants

(Unit: Won, share)

Date of exercise	Name of holder	Name of bond	Amount	Exercise price	Number of shares to be issued	Planned Date of listing
3/20/2002	KGI Securities	13th issue of HTI bonds (Overseas bonds)	1,235,700,000	5,000	247,140	3/29/2002
3/20/2002	Goldman Sachs INTL, LDN	13th issue of HTI bonds (Overseas bonds)	1,235,700,000	5,000	247,140	3/29/2002
3/20/2002	CSFB, LDN	13th issue of HTI bonds (Overseas bonds)	10,009,170,000	5,000	2,001,834	3/29/2002
3/20/2002	Shinhan Bank	13th issue of HTI bonds (Overseas bonds)	2,471,400,000	5,000	494,280	3/29/2002

Changes in Bonds with Warrants

(Unit: Won, share)

Name of bond	Number of shares to be issued	Face value	Previous balance	Total amount exercised as of now	New Balance
13th issue of HTI bonds (Overseas bonds)	24,714,000	123,570,000,000	123,570,000,000	14,951,970,000	108,618,030,000

March 22, 2002

Hanaro Telecom, Inc.

Reclassification of accounts with regard to the issuance of Asset Backed Securities (ABS)

The Company transferred the beneficiary certificates of ₩341,000 million issued by a trustee bank in return for the Company's future trade receivables to Hanafos Securitization Speciality Co., Ltd. ("Hanafos") and Hanafos issued Asset Backed Securities (ABS) amounting to ₩309,000 million on October 31, 2001. This transaction shall be accounted for as a sale of receivables in accordance with Interpretation 52-14 of the Financial Accounting Standards of the Republic of Korea. Accordingly, the Company reclassified the long-term debt of ₩155,482 million and current maturities of long-term debt of ₩97,618 million, which had been announced before, as long-term advance received and advance received, respectively, and interest expense of ₩4,100 million as loss on disposal of trade receivables.

Note to ADR holders

The Company does not plan to mail out hard copies of the revised financial statements again to our ADR holders due to (1) the time constraint with regard to the mailing process, and (2) the fact that there was no significant change made to the financial statements, rather it was a simple reclassification of accounts. The revised financial statements are available at the Company's website at http://ir.hanaro.com/eng/, and are different from the statements previously mailed out to ADR holders as Attachment A in the reference material package for the 5th Annual General Meeting of Shareholders.

HANARO TELECOM, INC.

The financial data set forth below for the fiscal years ended December 31, 2000 and 2001 are derived from audited financial states of the company that are prepared in accordance with Korean GAAP.

NON-CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2001 AND 2000

	Korean Won		Translation into U.S. Dollars (Note 1)	
ASSETS	2001	2000	2001	2000
	(In millions)		(In thousands)	
CURRENT ASSETS:				
Cash and cash equivalents	₩ 274,537	₩ 357,040	$ 209,012	$ 271,823
Short-term financial instruments	105,800	140,200	80,548	106,738
Marketable securities	50,586	15,318	38,512	11,662
Trade receivables, net of allowance for doubtful accounts of ₩3,358 million in 2001 and ₩822 million in 2000	130,677	77,981	99,488	59,369
Short-term loans, net of discount on present value of ₩444 million in 2001 and ₩18 million in 2000	10,702	743	8,148	565
Accounts receivable-other, net of discount on present value of ₩37 million in 2000	5,944	1,050	4,525	800
Accrued income	3,137	8,006	2,389	6,095
Prepaid expenses	30,797	28,684	23,447	21,838
Prepaid income taxes	5,280	12,682	4,020	9,655
Advance payments	2,586	12,107	1,969	9,217
Forward exchange contracts	2,519	-	1,918	-
Inventories	14,302	30,601	10,888	23,297
Other current assets	5,905	19,673	4,49[illegible]	14,978
	642,772	704,085	489,360	536,037
NON-CURRENT ASSETS:				
Long-term financial instruments	1,140	28,439	868	21,652
Investment securities	101,748	49,788	77,463	37,905
Long-term accounts receivable-other, net of discount on present value of ₩175 million in 2000	-	829	-	631
Long-term loans, net of discount on present value of ₩3,600 million in 2001 and ₩5,534 million in 2000	13,637	21,431	10,382	16,316
Key-money deposits	65,959	60,734	50,216	46,238

Long-term prepaid expenses	20,951	32,892	15,950	25,041
Property and equipment, net	2,718,361	2,427,970	2,069,555	1,848,474
Intangibles	16,124	19,921	12,276	15,166
	2,937,920	2,642,004	2,236,710	2,011,423
Total Assets	₩ 3,580,692	₩ 3,346,089	₩ 2,726,070	₩ 2,547,460

(continued)

HANARO TELECOM, INC.

NON-CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2001 AND 2000

LIABILITIES AND SHAREHOLDERS' EQUITY	Korean Won 2001	Korean Won 2000	Translation into U.S. Dollars (Note 1) 2001	Translation into U.S. Dollars (Note 1) 2000
	(In millions)		(In thousands)	
CURRENT LIABILITIES:				
Trade payables	₩ 103,477	₩ 117,408	$ 78,780	$ 89,385
Short-term borrowings	55,000	105,000	41,873	79,939
Other accounts payable	338,552	407,398	257,748	310,163
Advance received	98,955	346	75,337	264
Accrued expenses	30,658	19,159	23,341	14,587
Withholdings	4,238	4,779	3,226	3,638
Current maturities of long-term debt, net of discount on debentures of ₩506 million in 2001 and ₩34 million in 2000	249,410	86,536	189,882	65,882
Other current liabilities	24,526	3,235	18,672	2,463
	904,816	743,861	688,859	566,321
LONG-TERM LIABILITIES:				
Long-term debt, net of current portion	198,181	100,522	150,880	76,529
Debentures, net of current portion and discount on debentures	814,189	771,933	619,862	587,692
Long-term obligation under capital leases, net of current portion	57,508	49,187	43,782	37,447
Long-term advance received	155,482	-	118,372	-
Accrued severance indemnities, net of payments to National Pension of ₩349 million in 2001 and ₩459 million in 2000	15,315	9,383	11,660	7,143
Other long-term liabilities	5,	-	4,471	-
	1,246,547	931,025	949,027	708,811
Total Liabilities	2,151,363	1,674,886	1,637,886	1,275,132
SHAREHOLDERS' EQUITY:				
Capital stock	1,320,000	1,320,000	1,004,949	1,004,949
Paid-in capital in excess of par value	693,205	693,205	527,754	527,754
Accumulated deficit (net loss of ₩244,113 million in 2001 and ₩299,118 million in 2000)	(586,097)	(341,984)	(446,210)	(260,361)
Capital adjustments:				

Stock compensation	2,890	1,802	2,200	1,372
Valuation loss on investments, net	(669)	(1,820)	(509)	(1,386)
Total Shareholders' Equity	1,429,329	1,671,203	1,088,184	1,272,328
Total Liabilities and Shareholders' Equity	₩ 3,580,692	₩ 3,346,089	$ 2,726,070	$ 2,547,460

Note1) Balance Sheets have been converted for reader convenience at the exchange rate of US$ = 1,313.5, which is the "Korea Exchange Bank closing standard rate" on December 31, 2001.

HANARO TELECOM, INC.

The financial data set forth below for the fiscal years ended December 31, 2000 and 2001 are derived from audited financial states of the company that are prepared in accordance with Korean GAAP.

NON-CONSOLIDATED STATEMENTS OF DISPOSITION OF DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Korean Won		Translation into U.S. Dollars (Note 1)	
	2001	2000	2001	2000
	(In millions)		(In thousands)	
ACCUMULATED DEFICIT BEFORE DISPOSITION:				
Undisposed deficit carried over from prior year	₩ (341,984)	₩ (42,866)	$ (260,361)	$ (32,635)
Net loss	(244,113)	(299,118)	(185,849)	(227,726)
	(586,097)	(341,984)	(446,210)	(260,361)
DISPOSITION OF DEFICIT	-	-	-	-
UNDISPOSED DEFICIT TO BE CARRIED FORWARD TO SUBSEQUENT YEAR	₩ (586,097)	₩ (341,984)	$ (446,210)	$ (260,361)

Note1) Statements of Disposition of Deficit have been converted for reader convenience at the exchange rate of US$ = 1,313.5, which is the "Korea Exchange Bank closing standard rate" on December 31, 2001.

HANARO TELECOM, INC.

The financial data set forth below for the fiscal years ended December 31, 2000 and 2001 are derived from audited financial states of the company that are prepared in accordance with Korean GAAP.

NON-CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Korean Won		Translation into U.S. Dollars (Note 1)	
	2001	2000	2001	2000
	(In millions, except per share amount)		(In thousands, except per share amount)	
OPERATING REVENUE	₩ 825,449	₩ 336,187	$ 628,434	$ 255,948
OPERATING EXPENSES	990,637	632,764	754,196	481,739
OPERATING LOSS	(165,188)	(296,577)	(125,762)	(225,791)
NON-OPERATING INCOME:				
Interest income	26,228	57,354	19,968	43,664
Gain on valuation of marketable securities	5,268	-	4,010	-
Gains on disposal of investments	1,393	-	1,060	-
Gain on foreign currency transactions	6,490	2,011	4,941	1,531
Gain on foreign currency translation	529	-	403	-
Gain on valuation of forward exchange contract	2,519	-	1,918	-
Reversal of stock compensation expenses	-	195	-	148
Other	6,550	1,644	4,989	1,252
	48,977	61,204	37,289	46,595
NON-OPERATING EXPENSES:				
Interest expense	106,781	43,825	81,296	33,365
Loss on foreign currency transactions	4,781	163	3,640	124
Loss on foreign currency translation	7,031	7,088	5,353	5,396
Loss on valuation of marketable securities	-	9,682	-	7,371
Loss on disposal of trade receivables	4,100	-	3,121	-
Impairment loss on investment securities	3,594	-	2,736	-
Donations	717	723	546	550
Other	898	2,260	684	1,721
	127,902	63,741	97,376	48,527
ORDINARY LOSS	(244,113)	(299,114)	(185,849)	(227,723)
EXTRAORDINARY ITEMS	-	-	-	-
LOSS BEFORE INCOME TAXES	(244,113)	(299,114)	(185,849)	(227,723)
INCOME TAX EXPENSE	-	(4)	-	(3)
NET LOSS	₩ (244,113)	₩ (299,118)	$ (185,849)	$ (227,726)

ORDINARY LOSS PER SHARE	₩ (925)	₩ (1,160)	$ (0.70)	$ (0.88)
NET LOSS PER SHARE	₩ (925)	₩ (1,160)	$ (0.70)	$ (0.88)
DILUTED ORDINARY LOSS PER SHARE	₩ (924)	₩ -	$ (0.70)	$ -
DILUTED NET LOSS PER SHARE	₩ (924)	₩ -	$ (0.70)	$ -

Note1) Statements of Operations have been converted for reader convenience at the exchange rate of US$ = 1,313.5, which is the "Korea Exchange Bank closing standard rate" on December 31, 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hanaro Telecom, Inc.

Date: March 22, 2002

By: Kyu June Hwang
Name: Kyu June Hwang
Title: Managing Director